U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                  Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                 (Name of Small Business Issuer in its charter)

           Colorado                                               84-1113058
           --------                                               ----------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

 5353 Manhattan Cir. Ste 201,
       Boulder, Colorado                                            80303
       -----------------                                            -----
 (Address of Principal Office)                                    Zip Code

                    Issuer's telephone number: (303) 499-6000

           Securities to be registered under Section 12(b) of the Act:

             Title of each class            Name of each exchange on
             to be so registered            which each class is to be
                                                   registered

                                 Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                                  common stock
                                  ------------
                                (Title of class)

                                     PART I

Item 1. Description of Business.

General
-------

     Although Essex Capital Corporation was incorporated under the laws of the State of Colorado on March 15, 1989, it is still in the early developmental and promotional stages. To date its only activities have been organizational ones, directed at developing a business plan and raising initial capital. It has not commenced any commercial operations and have no full-time employees or real estate.

     At Essex Capital Corporation, our business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. We may acquire a business opportunity by purchase, merger, exchange of stock, or otherwise. We may acquire only assets or an entire business entity, such as a corporation, joint venture, or partnership. We have very limited capital, and it is unlikely that we will be able to take advantage of more than one business opportunity.

     At the present time we have not identified any business opportunities that we plan to pursue, nor have we reached any agreement or definitive understanding with anyone concerning an acquisition.

     We anticipate that our officers, directors, and affiliates will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to inform them about the company and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. We do not expect direct discussions regarding the possibility of a merger to occur until after the effective date of this registration statement. Because of the limited funds that are expected to be available for acquisitions, there can be no assurance that we will be successful in finding or acquiring a desirable business opportunity. Similarly, there can be no assurance or that any acquisition we make will be on terms that are favorable to Essex Capital Corporation or its shareholders.

     Our search for a business opportunity will be directed toward small and medium-sized enterprises that desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ (see "Investigation and Selection of Business Opportunities"). We anticipate that the business opportunities presented to us will

     o either be in the process of formation or, be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors;

     o    be experiencing financial or operating difficulties;

     o be in need of funds to develop a new product or service or to expand into a new market;

     o    be relying upon an untested product or marketing concept; or

     o    have a combination of the characteristics mentioned above.

We intend to concentrate our acquisition efforts on properties or businesses that we believe to be undervalued or that we believe may realize a substantial benefit from being publicly owned. Because of the factors listed above, investors should expect that any business we acquire to have little or no operating history, or a history of losses or low profitability.

     We do not propose to restrict our search for investment opportunities to any particular geographical area or industry. We may engage in essentially any business, to the extent of our limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     As a consequence of this registration of our securities, any entity that has an interest in being acquired by, or merging into us, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that we would issue stock constituting control of the company to the acquiring entity or its affiliates.

     Depending upon the nature of the transaction, the current officers and directors of the company may resign their positions with the company in connection with a change in control of the company or our acquisition of a business opportunity (see "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, our current management would not have any control over the conduct of our business following the change in control or the acquisition of a business opportunity.

     We anticipate that business opportunities will come to our attention from various sources, including our officers and directors, our other shareholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We have no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

     We do not foresee that we would enter into a merger or acquisition transaction with any business with which our officers, directors or principal shareholders are currently affiliated. Should we determine in the future, contrary to the current expectations, that a transaction with an affiliate would be in the best interests of the company and our shareholders, we would be permitted by Colorado law and the Company's Articles of Incorporation to enter into such a transaction if:

          (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

          (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

          (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the shareholders.

Investigation and Selection of Business Opportunities
-----------------------------------------------------

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the other company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems that may exist and to implement, or be primarily responsible for the implementation of, required changes. Because we may participate in a business opportunity with a newly organized firm or with a firm that is entering a new phase of growth, we will incur further risks. These risks arise because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and the company may not be profitable when we acquire it.

     We anticipate that we will not be able to diversify, but will essentially be limited to one such venture because of the our limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

     It is emphasized that management may effect transactions having a potentially adverse impact upon our shareholders pursuant to the authority and discretion of our management to complete acquisitions without submitting any proposal to the shareholders for their consideration. Shareholders should not anticipate that we necessarily will furnish them, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the shareholders for their consideration, either voluntarily by such directors to seek the shareholders' advice and consent or because state law so requires.

     The analysis of business opportunities will be undertaken by or under the supervision of our officers, directors and affiliates, none of whom are professional business analysts (see "Management"). Although there are no current plans to do so, we might hire an outside consultant to assist management in the investigation and selection of business opportunities, and might pay a finder's fee. Since we have no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee would be paid in stock and not in cash. We anticipate that in evaluating any business opportunity we will consider, among other things, the following factors:

          (1)  Potential  for  growth  and   profitability,   indicated  by  new
     technology, anticipated market expansion, or new products;

          (2) Our perception of how any particular business opportunity will be received by the investment community and by our shareholders;

          (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of our securities to be exempt from the from the Penny Stock rules. (See "Risk Factors - The Company - Regulation of Penny Stocks").

          (4) Capital requirements and anticipated availability of required funds, to be provided by the company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

          (5) The extent to which the business opportunity can be advanced;

          (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

          (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

          (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

          (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     In regard to the possibility that our shares would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have net tangible assets of at least $4,000,000, market capitalization of $50,000,000 or net income in the latest fiscal year (or in two of the last three fiscal years) of $750,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with us would not satisfy the NASDAQ listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     We cannot predict when we may participate in a business opportunity. We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

     As part of our investigation, our executive officers, directors and principal shareholders may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for our consideration could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in our securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Our  management   believes  that  various  types  of  potential  merger  or
acquisition  candidates  might  find  a  business  combination  with  us  to  be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with us to be an attractive alternative.

Form of Acquisition
-------------------

     It is impossible to predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the company and the promoters of the opportunity. On the basis of that review and the relative negotiating strength of the parties, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the company with other corporations or forms of business organization. In addition, the present management and shareholders of the company most likely will not have control of a majority of the voting shares of the company following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by shareholders.

     It is likely that we will acquire our participation in a business opportunity by issuing our common stock or other securities. Although the terms of any such transaction cannot be predicted, you should note that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the shareholders of the acquired company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, our current shareholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were our shareholders prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the company by the current officers, directors and principal shareholders. (See "Description of Business - General.")

     We anticipate that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, we may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in our securities may have a depressive effect upon such market.

     We will participate in a business opportunity only after the negotiation and execution of a definitive written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, we anticipate that we, and/or our principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither we nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     We anticipate that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, our inability to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation
-------------------------------------------

     We may participate in a business opportunity by purchasing, trading or selling the securities of such business. We do not, however, intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940. This would allow us to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     Our plan of business may involve changes in our capital structure, management, control and business, especially if we consummate a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, shareholders will not be afforded these protections.

     Any securities that we might acquire in exchange for our common stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, or if we elect to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available.

     Any  acquisition  we make  may be in an  industry  which  is  regulated  or
licensed  by  federal,   state  or  local  authorities.   Compliance  with  such
regulations can be expected to be a time-consuming and expensive process.

Competition
-----------

     We expect to encounter substantial competition in our efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and then will therefore be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available than we do.

Administrative Offices
----------------------

     We currently maintain a mailing address at 5353 Manhattan Cir., Ste. 201, Boulder, Colorado 80303, which is the office address of our President. Our telephone number there is (303) 499-6000. Other than this mailing address, we do not currently maintain any other office facilities, and we do not anticipate the need for maintaining office facilities at any time in the foreseeable future. We pay no rent or other fees for the use of this mailing address.

Employees
---------

     We currently have no employees. Our management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors
------------

     A. Conflicts of Interest. There are certain conflicts of interest between us and our officers and directors. They have other business interests to which they currently devote attention, and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the company. See "Management," and Conflicts of Interest."

     It is anticipated that our principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, our principal shareholders may consider their own personal pecuniary benefit rather than the best interests of our other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     B. Need for Additional Financing. We have very limited funds, and such funds are unlikely to be adequate to take advantage of any available business opportunities. Even if our funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until we determine a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If such funds are not available, our operations will be limited to those that can be financed with our modest capital.

     C. Regulation of Penny Stocks. Our securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our shareholders in this offering to sell their securities in any market that might develop therefor.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

     D. No Operating History. Although Essex Capital Corporation was formed in March of 1989 for the purpose of acquiring a business opportunity, we have no operating history, revenues from operations, or assets other than cash from private sales of stock. We face all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     E. No Assurance of Success or Profitability. There is no assurance that we will acquire a business opportunity. Even if we should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of our common stock will be increased thereby.

     F. Possible Business - Not Identified and Highly Risky. We have not identified and have no commitments to enter into or acquire a specific business opportunity. Therefore we can disclose the risks and hazards of a business or opportunity that we may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity. An investor can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to us and our shareholders if the business or opportunity proves to be unsuccessful.

     G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of our limited capital, it is more likely than not that any acquisition will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     H. Impracticability of Exhaustive Investigation. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before we commit our capital or other resources to such opportunity. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. A significant portion of our available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     I. Lack of Diversification. Because of our limited financial resources, it is unlikely that we will be able to diversify our acquisitions or operations. This probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with the our operations.

     J. Possible Reliance Upon Unaudited Financial Statements. We generally will require audited financial statements from companies that we propose to acquire. No assurance can be given, however, that audited financials will be available. In cases where audited financials are unavailable, we will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that we, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for us or our shareholders.

     Moreover, we will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should we, during the time we remain subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, we would be exposed to enforcement actions by the Securities and Exchange Commission (SEC) and to corresponding administrative sanctions, including permanent injunctions against us and our management. The legal and other costs of defending an SEC enforcement action are likely to have material, adverse consequences for us and our business. The imposition of administrative sanctions would subject us to further adverse consequences.

     In addition, the lack of audited financial statements would prevent our securities from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in our securities. Without audited financial statements, we would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and our ability to raise capital would be significantly limited until such financial statements were to become available.

     K. Other Regulation. An acquisition we make may be of a business that is subject to regulation or licensing by federal, state, or local authorities.
Compliance  with  such  regulations  and  licensing  can  be  expected  to  be a time-consuming, expensive process and may limit our other investment opportunities.

     L. Dependence Upon Management; Limited Participation of Management. We will be heavily dependent upon the skills, talents, and abilities of our officers and directors to implement our business plan, and may, from time to time, find that the inability of such persons to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Furthermore, we will be entirely dependent upon the experience of our officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding our operations. See "Management." Because investors will not be able to evaluate the merits of our possible business acquisitions, they should critically assess the information concerning our officers and directors.


     M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its sole officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the shareholders of the Company.

     N. Indemnification of Officers and Directors. Our Articles of Incorporation provide that we may indemnify our directors, officers, employees, and agents to the fullest extent permitted by Colorado law. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures which we may be unable to recoup.

     O. Director's Liability Limited. Our Articles of Incorporation exclude personal liability of its directors to the company and our shareholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     P. Dependence Upon Outside Advisors. To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by our officers without any input from shareholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the company. In the event management considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

     Q. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity we make may be leveraged, i.e., we may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase our exposure to losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     R. Competition. The search for potentially profitable business opportunities is intensely competitive. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than we do. These competitive conditions will exist in any industry in which we may become interested.

     S. No Foreseeable Dividends. We have not paid cash dividends on our common stock and do not anticipate paying such dividends in the foreseeable future.

     T. Loss of Control by Present Management and Shareholders. We may consider an acquisition in which we would issue as consideration for the business opportunity to be acquired an amount of our authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of Essex Capital Corporation. The result of such an acquisition would be that the acquired company's shareholders and management would control the company, and our management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership by our current shareholders.

     U. No Public Market Exists. There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Because of the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     V. Rule 144 Sales. All of the outstanding shares of common stock held by present shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of common stock of present shareholders, may have a depressive effect upon the price of the common stock in any market that may develop. All of the 500,000 shares of common stock held by our present shareholders will become available for resale under Rule 144 ninety
(90) days after we register our common stock under Section 12(g) of the Securities and Exchange Act.

     W. State Securities Law Considerations. Because the securities registered on this registration statement have not been registered for resale under the securities laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state securities law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for our securities to be a limited one.


Item 2. Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources
-------------------------------

     We remain in the development stage and, since inception, have experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net proceeds in the amount of $300 from its inside capitalization funds. Consequently, our balance sheet at December 31, 1998, reflects a current asset value of $205 and a total asset value of $205, in the form of a related party receivable.

     We will carry out our plan of business as discussed above. We cannot predict to what extent our liquidity and capital resources will be diminished prior to the consummation of a business combination or whether our capital will be further depleted by the operating losses (if any) of the business entity which we may eventually acquire.

Results of Operations
---------------------

     During the period from March 15, 1989, (inception) through March 31, 1999, we engaged in no significant operations other than organizational activities and acquisition of capital. We received no revenues during this period.

     For the current fiscal year, we anticipate incurring a loss as a result of expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. We also anticipate that until a business combination is completed, we will not generate revenues and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing
-----------------------------

     Management believes that additional capital will be necessary to allow us to meet our cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, in the event we identify a business combination, we anticipate that additional capital will be necessary to allow us to accomplish the goal of completing a business combination. There is no assurance, however, that the funds will be available to allow us to complete a business combination, and once a business combination is completed, our needs for additional financing are likely to increase substantially.

     Neither management nor any current shareholder have made any commitments to provide additional funds. Accordingly, there can be no assurance that any additional funds will be available to us to allow us to cover our expenses.

     Whether or not our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash. For information about our policy in regard to payment for consulting services, see "Certain Relationships and Transactions."


Item 3. Description of Property

     We do not currently maintain an office or any other facilities. We do, however, maintain a mailing address at 5353 Manhattan Cir., Ste. 201, Boulder, Colorado 80303, which is the business address of our President. We pay no rent for the use of this mailing address. Management does not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. Our telephone number is (303) 499-6000.


Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by our executive officers and directors and persons who hold 5% or more of our outstanding common stock. Also included are the shares held by all executive officers and directors as a group.

                                                                     % of
                                         Number of Shares            Class
     Name and Address                   Owned Beneficially           Owned
     ----------------                   ------------------           -----

     Allen R. Goldstone
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                  150,650                30.0%

     Michael Goldstone
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                   30,000                 6.0%

     Alexis Goldstone
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                   27,500                 5.5%

     Sanford L. Schwartz
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                  150,650                30.0%

     Samantha Schwartz
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                   57,500                11.5%

     Dave Lilja(1)
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                   40,000                 8.0%

     Mike Friess
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                   30,000                 6.0%

     John Venette(1)
     5353 Manhattan Cir. Ste. 201
     Boulder, Colorado 80303                   15,000                 3.0%

     All directors and executive
     officers (2 persons)                      70,000                14.0%

     (1)  The person listed is an officer and director of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and executive officers currently serving are as follows:

     Name               Age        Positions Held and Tenure
     ----               ---        -------------------------

     Dave Lilja          30        President and a Director since January, 1997,
                                   Treasurer since May 6, 1999

     John Venette        35        Secretary and a Director since January, 1997

     At their annual meeting shareholders elect directors for one-year terms. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The directors and officers will devote their time to our affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as 5 hours per month, or more than 100 hours per month, but more than likely will fall within the range of 10 to 20 hours per month.

Biographical Information
------------------------

Dave Lilja.

     Mr. Lilja has served as President and a Director of the Company since January 5, 1997. From January 1990 to June 1993, he was senior sales person for McCaw Communications, a wireless communication company. From June, 1993 to 1997, he was employed by Creative Business Strategies, Inc., a business consulting firm. Since 1997, he has been President of Wall Street Financial, another business consulting firm. Mr. Lilja also serves as a director of SGE Holding Company.

John Venette.

     Mr. Venette has served as Secretary and a Director of the Company since January 5, 1997. He has also served as a director of Condor Capital, Inc., a company traded on the NASDAQ Bulletin Board whose stated purpose is to seek out a prospective merger partner that wishes to become a publicly-traded entity, since 1997 and has been chief financial officer of that corporation since 1997. From September 1993 until December of 1997, Mr. Venette was a student at the University of Colorado, majoring in Economics and Finance. He was also an officer and a director of Roosevelt Capital Corporation, which merged with Sulphur Corporation of Canada in 1998 to form International Commodities Corporation.

Indemnification of Officers and Directors
-----------------------------------------

     As permitted by Colorado law, our Articles of Incorporation provide that we may indemnify our directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability
----------------------

     Pursuant to the Colorado Business Corporation Act, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest
---------------------

     None of our officers devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of our business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that we attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to us.

     Certain of our principal stockholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Current shareholders either acquired their shares for $0.0006 per share, or $1.00 per share, or as a gift from another stockholder. The total purchase price for all presently issued and outstanding shares was $1600.00, all of which was paid in cash. We anticipate that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by current shareholders which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to current shareholders to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to our other shareholders. In making any such sale, members of management may consider their own personal pecuniary benefit rather than the best interests of the company and our other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of management.


Item 6. Executive Compensation

     When the company was formed in 1989, Sanford L. Schwartz and Allen R. Goldstone, the initial officers and directors of the Company, each received 125,000 shares of common stock for $150. Mr. Schwartz and Mr. Goldstone acquired a total of 1,300 additional shares in 1998 for $1.00 per share. All other shareholders of the company received their shares as gifts from Mr. Schwartz or

Mr. Goldstone. No officer or director has received any other remuneration. Until we acquire additional capital, it is not intended that any officer or director will receive compensation other than reimbursement for out-of-pocket expenses incurred on our behalf. See "Certain Relationships and Related Transactions." We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.


Item 7. Certain Relationships and Related Transactions

     No officer, director, promoter, or affiliate of the company has or proposes to have any direct or indirect material interest in any asset that we propose to acquire through security holdings, contracts, options, or otherwise.

     We may pay any consulting or finder's fee for consulting services to assist management in evaluating a prospective business opportunity in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, we are unable to predict whether or in what amount such a stock issuance might be made.

     We currently do not anticipate that we will pay any salary, consulting fee, or finder's fee to any of our directors or executive officers, or to any other affiliate except as described under "Executive Compensation" above.

     We maintain our offices at the offices of Creative Business Strategies, Inc., a corporation of which Mr. Schwartz and Mr. Goldstone are principal shareholders, for which we pay no rent. We anticipate that following the consummation of a business combination with an acquisition candidate, our office will be moved, but cannot predict future office or facility arrangements with our officers, directors or affiliates.

     Although we have no current plans to do so, it is possible that we may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by our current shareholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to our current shareholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by our current shareholders to an acquisition candidate would be at a price substantially higher than that originally paid by such shareholders. Any payment to current shareholders in the context of an acquisition in which we are involved would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.


Item 8. Description of Securities

Common Stock
------------

     Our Articles of Incorporation authorize the issuance of 800,000,000 shares of common stock. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, our net assets available to shareholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent we issue additional shares of our common stock, the relative interests of then existing shareholders may be diluted.

Preferred Stock
---------------

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into common stock. We have not issued any preferred stock to date, but we anticipate that preferred stock may be used in making acquisitions.

Transfer Agent
--------------

     As of the date hereof, the company is serving as its own transfer agent.

Reports to Shareholders
-----------------------

     We plan to furnish our shareholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event we enter into a business combination with another company, it is the present intention of management to continue furnishing annual reports to shareholders. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our shareholders when we deem appropriate. We also intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II


Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No public trading market exists for our securities and all of our outstanding securities are restricted securities as defined in Rule 144. There were eight (8) holders of record of our common stock on December 31, 1998. We have paid no cash dividends to date, and our Board of Directors does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings

     We are not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the company, and no owner of record or beneficial owner of more than 5.0% of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.


Item 3. Changes in and Disagreements with Accountants

     Not applicable.


Item 4. Recent Sales of Unregistered Securities

     Effective December 31, 1998, the Company issued $1,300 of Common Stock to two individuals. These shares were acquired for investment purposes and were issued without registration under the Securities Act of 1933 in reliance on
Section 4(2) thereof for offerings not involving a public offering of securities. No underwriter was involved in the offering and no commissions were paid for the solicitation of investors.


Item 5. Indemnification of Directors and Officers

     The Articles of Incorporation of the Company, filed as Exhibit 3, provide that the Company may indemnify its officers and directors to the fullest extent permitted by Colorado law.

                                    PART F/S

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          (A Development Stage Company)

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

     Report of Independent Certified Public Accountants                      24

     Consolidated Balance Sheets at December 31, 1998 and 1997               25

     Statements of Operations for the Years Ended December 31, 1998
        and December 31, 1997 and the Year Ended March 31, 1996              26

     Statement of Changes in Stockholders' Equity from March 15, 1989
        through December 31, 1998                                            27

     Statements of Cash Flows for the Years Ended December 31, 1997
        and December 31, 1999                                                28

     Notes to Consolidated Financial Statements December 31, 1998            29

     Balance Sheet as of March 31, 1999 (unaudited)                          31

     Statements of Operations for the three months ended
        March 31, 1999 and 1998 (unaudited)                                  32

     Statements of Cash Flows for the three months ended
        March 31, 1999 and 1998 (unaudited)                                  33

     Notes to Financial Statements (unaudited)                               34

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors
Essex Capital Corporation
(A Development Stage Company)
Boulder, Colorado

We have audited the accompanying balance sheet of Essex Capital Corporation (A Development Stage Company) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Essex Capital Corporation (A Development Stage Company) as of December 31, 1998, and the results of its operations, changes in its stockholders' equity and its cash flows for the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has had operating losses since inception and has no recurring source of revenue which raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                Schumacher & Associates, Inc.
                                                Certified Public Accountants
                                                12835 E. Arapahoe Road
                                                Tower II, Suite 110
                                                Englewood, Colorado  80112
May 17, 1999

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          (A Development Stage Company)

                                  BALANCE SHEET
                                December 31, 1998

                                     ASSETS

Current Assets:
Accounts receivable, related party                                      $   205
                                                                        -------

     TOTAL ASSETS                                                       $   205
                                                                        =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:                                                    $  --
                                                                        -------

     TOTAL LIABILITIES                                                     --
                                                                        -------

Commitments and Contingencies (Note 2)                                     --

Stockholders' equity:
     Preferred stock, no par value
       10,000,000 shares authorized                                        --
     Common Stock no par value
       800,000,000 shares authorized
       501,300 shares issued and outstanding                              1,600
     Accumulated equity during
       development stage                                                 (1,395)
                                                                        -------

TOTAL STOCKHOLDERS' EQUITY                                                  205
                                                                        -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $   205
                                                                        =======



    The accompanying notes are an integral part of the financial statements.

                            ESSEX CAPITAL CORPORATION
                            -------------------------

                            STATEMENTS OF OPERATIONS

                                                                       From
                                                                  March 15, 1989
                                                                    (Inception)
                                                   Years Ended          To
                                                   December 31,     December 31,
                                       1998            1997             1998
                                    ---------       ---------       ---------

Revenue                             $    --         $    --         $    --
                                    ---------       ---------       ---------

Expenses:
         Audit fees                       650             650           1,300
         Other                           --              --                95
                                    ---------       ---------       ---------
                                          650             650           1,395
                                    ---------       ---------       ---------

Net (Loss)                          $    (650)      $    (650)      $  (1,395)
                                    =========       =========       =========

(Loss) Per Share                    $     nil       $     nil       $     nil
                                    =========       =========       =========

Weighted Average Shares
 Outstanding                          501,300         500,000         501,300
                                    =========       =========       =========




    The accompanying notes are an integral part of the financial statements.

                                                 ESSEX CAPITAL CORPORATION
                                                 -------------------------
                                               (A Development Stage Company)
                                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                From Inception (March 15, 1989) through December 31, 1998
                                                    -----------------------------------------------------------------------------

                                                      Preferred Stock       Common Stock   Additional Paid- Accumulated
                                                    No./Shares  Amount  No./Shares   Amount   in Capital     Deficit       Total
                                                    ----------  ------  ----------   ------   ----------     -------       -----

Balance at March 15, 1989                               --      $ --          --    $   --      $   --       $   --       $   --

Issuance of stock for cash                              --        --     500,000         300        --           --            300

Net loss for the year ended December 31, 1989           --        --        --          --          --            (45)         (45)
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1989                            --        --     500,000         300        --            (45)         255

Net loss for the year ended December 31, 1990           --        --        --          --          --           --           --
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1990                            --        --     500,000         300        --            (45)         255

Net loss for the year ended December 31, 1991           --        --        --          --          --            (25)         (25)
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1991                            --        --     500,000         300        --            (70)         230

Net loss for the year ended December 31, 1992           --        --        --          --          --           --           --
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1992                            --        --     500,000         300        --            (70)         230

Net loss for the year ended December 31, 1993           --        --        --          --          --            (25)         (25)
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1993                            --        --     500,000         300        --            (95)         205

Net loss for the year ended December 31, 1994           --        --        --          --          --           --           --
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1994                            --        --     500,000         300        --            (95)         205

Net loss for the year ended December 31, 1995           --        --        --          --          --           --           --
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1995                            --        --     500,000         300        --            (95)         205

Net loss for the year ended December 31, 1996           --        --        --          --          --           --           --
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1996                            --        --     500,000         300        --            (95)         205

Net loss for the year ended December 31, 1997           --        --        --          --          --           (650)        (650)
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1997                            --        --     500,000         300        --           (745)        (445)

Issuance of stock for related party payables            --        --       1,300       1,300        --           --          1,300

Net loss for the year ended December 31, 1998           --        --        --          --          --           (650)        (650)
                                                       ----     ----    --------    --------    --------     --------     --------

Balance at December 31, 1998                            --      $ --     501,300       1,600    $     --     $ (1,395)    $    205
                                                       ====     ====    ========    ========    ========     ========     ========



    The accompanying notes are an integral part of the financial statements.

                                       27

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                                                                      March 15,
                                                                        1989
                                                                     (Inception)
                                                                         to
                                            Years Ended December 31,  December
                                               1998         1997      31, 1998
                                               ----         ----      --------
Cash Flows Operating Activities:
         Net loss                            $  (650)   $      (650)  $(1,395)
         (Decrease) in accounts payable         (650)           650     1,300
         (Increase)in accounts
          receivable                            --             --        (205)
                                             -------    -----------   -------
  Net Cash (Used in) Operating
   Activities                                 (1,300)          --        (300)
                                             -------    -----------   -------

Cash Flows from Investing Activities            --             --        --
                                             -------    -----------   -------

Cash Flows from Financing Activities
         Proceeds from issuance of stock       1,300           --         300
                                             -------    -----------   -------
  Net Cash Provided by Financing
   Activities                                  1,300           --         300
                                             -------    -----------   -------

(Decrease) in Cash                              --             --        --

Cash, Beginning of Year                         --             --        --
                                             -------    -----------   -------

Cash, End of Year                            $  --      $      --     $  --
                                             =======    ===========   =======

Interest Paid                                $  --      $      --     $  --
                                             =======    ===========   =======

Income Taxes Paid                            $  --      $      --     $  --
                                             =======    ===========   =======



    The accompanying notes are an integral part of the financial statements.

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

(1)  Summary of Accounting Policies
     ------------------------------

     This summary of significant accounting policies of Essex Capital Corporation (A Development Stage Company)(Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Principles of Consolidation
          --------------------------------------------

          The Company was incorporated under the laws of Colorado on March 15, 1989 as a limited liability company. The Company is an inactive entity other than it is looking for a business combination candidate.

          The Company has selected the last day of December as its year end.

     (b)  Use of Estimates in the Preparation of Financial Statements
          -----------------------------------------------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Basis of Presentation - Going Concern
     -------------------------------------

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has had operating losses since inception and has no recurring source of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional capital, and is looking for a business combination candidate.

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

(2)  Basis of Presentation - Going Concern, Continued
     ------------------------------------------------

     In view of these matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of a successful business combination. Management believes that actions planned and presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

(3)  Income Taxes
     ------------

     As of December 31, 1998, the Company had net operating losses available for carry-over to future years of approximately $1,395, expiring in various years through 2018. As of December 31, 1998 the Company has total deferred tax assets of approximately $279 due to operating loss carryforwards. However, because of the uncertainty of potential realization of these tax assets, the Company has provided a valuation allowance for the entire $279. Thus, no tax assets have been recorded in the financial statements as of December 31, 1998.

(4)  Stock Split
     -----------

     Effective January 6, 1995 the Company effected a two for one stock split. All references to stock outstanding have been retroactively adjusted as if the split had taken place on the earliest date shown.

(5)  Issuance of Stock
     -----------------

     Effective December 31, 1998, the Company issued 1,300 shares of common stock in exchange for $1,300 of related party payables.

                           ESSEX CAPITAL CORPORATRION
                           --------------------------
                         (A Development Stage Company)

                                  BALANCE SHEET
                                 March 31, 1999

                                     ASSETS

Current Assets:
         Accounts receivable, related party                             $   205
                                                                        -------

                  TOTAL ASSETS                                          $   205
                                                                        =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:                                                    $  --
                                                                        -------

                  TOTAL LIABILITIES                                     $  --
                                                                        -------

Stockholders' equity:
         Preferred stock, no par value
           10,000,000 share authorized                                     --
         Common Stock no par value
           800,000,000 shares authorized
           501,300 shares issued and
           outstanding                                                    1,600
         Accumulated equity during
           Development stage                                             (1,395)
                                                                        -------

TOTAL STOCKHOLDERS' EQUITY                                                  205
                                                                        -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $   205
                                                                        =======

                            ESSEX CAPITAL CORPORATION
                            -------------------------

                            Statements of Operations

                                                                     From
                                                                March 15, 1989
                                        Quarters Ended            (Inception)
                                           March 31,                  To
                                     1999            1998       March 31, 1999
                                -------------    -------------  --------------
Revenue                         $        --      $        --      $    --
                                -------------    -------------    ---------

Expenses:
          Audit fees                     --               --          1,300
          Other                          --               --             95
                                -------------    -------------    ---------
                                         --               --          1,395
                                -------------    -------------    ---------

Net (Loss)                               --               --      ($  1,395)
                                =============    =============    =========

(Loss) Per Share                $         nil    $         nil    $     nil
                                =============    =============    =========

Weighted Average Shares
    Outstanding                       501,300          500,000      501,300
                                =============    =============    =========

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS


                                                 Quarters Ended        From
                                                    March 31,      Inception to
                                                  1999    1998    March 31, 1999
                                                 ------  ------   --------------
Cash Flows Operating Activities:
     Net Income/(Loss)                               --      --      ($1,395)
     (Decrease) in accounts payable                  --      --      $ 1,300
     (Increase) in accounts receivable               --      --      ($  205)
                                                  -----   -----      -------
Net cash (used in) Operating Activities              --      --      ($  300)

Cash Flows from Investing Activities                 --      --         --
                                                  -----   -----      -------

Cash Flows from Financing Activities
     Proceeds from issuance of stock                 --      --          300
                                                  -----   -----      -------
Net Cash Provided by Financing Activities            --      --          300
                                                  -----   -----      -------

(Decrease) in Cash                                   --      --         --

Cash, Beginning of Year                              --      --         --
                                                  -----   -----      -------

Cash, End of Quarter                                 --      --         --
                                                  =====   =====      =======

Interest Paid                                        --      --         --
                                                  =====   =====      =======

Income Taxes Paid                                    --      --         --
                                                  =====   =====      =======

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999

(1)  Summary of Accounting Policies
     ------------------------------

     This summary of significant accounting policies of Essex Capital Corporation (A Development Stage Company)(Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Principles of Consolidation
          --------------------------------------------

          The Company was incorporated under the laws of Colorado on March 15, 1989 as a limited liability company. The Company is an inactive entity other than it is looking for a business combination candidate.

          The Company has selected the last day of December as its year end.

     (b)  Use of Estimates in the Preparation of Financial Statements
          -----------------------------------------------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Basis of Presentation - Going Concern
     -------------------------------------

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has had operating losses since inception and has no recurring source of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional capital, and is looking for a business combination candidate.

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                          NOTES TO FINANCIAL STATEMENTS

                                 March 31, 1999

(2)  Basis of Presentation - Going Concern, Continued
     ------------------------------------------------

     In view of these matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of a successful business combination. Management believes that actions planned and presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

(3)  Income Taxes
     ------------

     As of December 31, 1998, the Company had net operating losses available for carry-over to future years of approximately $1,395, expiring in various years through 2018. As of December 31, 1998, the Company has total deferred tax assets of approximately $279 due to operating loss carryforwards. However, because of the uncertainty of potential realization of these tax assets, the Company has provided a valuation allowance for the entire $279. Thus, no tax assets have been recorded in the financial statements as of December 31, 1998.

(4)  Stock Split
     -----------

     Effective January 6, 1995 the Company effected a two for one stock split. All references to stock outstanding have been retroactively adjusted as if the split had taken place on the earliest date shown.

(5)  Issuance of Stock
     -----------------

     Effective December 31, 1998, the Company issued 1,300 shares of common stock in exchange for $1,300 of related party payables.

                                    PART III


Item 1. Index to Exhibits

     The Exhibits listed below are filed as part of this Registration Statement.

              Exhibit No.          Document
              -----------          --------

                 3.1               Articles of Incorporation
                 3.2               Bylaws
                 4.1               Specimen Stock Certificate


Item 2. Description of Exhibits

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ESSEX CAPITAL CORPORATION

Date:  June 20, 1999                       By: /s/ Dave Lilja
                                              -------------------
                                              President and Director
                                              (Principal Executive Officer)

Date:  June 20, 1999                       By: /s/ John Venette
                                              -------------------
                                              Secretary and Director

                    U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                 (Name of Small Business Issuer in its charter)

                            ESSEX CAPITAL CORPORATION
                            -------------------------
                 (Name of Small Business Issuer in its charter)

           Colorado                                              84-1113058
           --------                                              ----------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

 5353 Manhattan Cir. Ste 201,
       Boulder, Colorado                                           80303
       -----------------                                           -----
 (Address of Principal Office)                                   Zip Code

                    Issuer's telephone number: (303) 499-6000

                                  EXHIBIT INDEX

          Exhibit No.        Document
          -----------        --------

              3.1            Articles of Incorporation
              3.2            Bylaws
              4.1            Specimen Stock Certificate